SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                     SEC File Number 811-08469
                                                      CUSIP Number 004853 10 7

(Check One) / / Form 10-K  / / Form 20-F  / / Form 11-K  /X/ Form 10-Q
            / / Form N-SAR

    For Period Ended:   March 31, 1998

PART I - REGISTRANT INFORMATION

                              ACORN HOLDING CORP.
                           ------------------------
                           (Full Name of Registrant)

                                       N/A
                          ---------------------------
                          (Former Name if Applicable)

                          100 Park Avenue, 23rd Floor
                    ----------------------------------------
                    (Address of Principal Executive Offices)

                            New York, New York 10017
                            ------------------------
                           (City, State and Zip Code)

PART II - RULES    12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. Check box if appropriate)

/ /      (a)   The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x/      (b)   The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /      (c)   The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the time prescribed time period.

         All of the information to be included therein was not available for a timely electronic transmission.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Stephen A. Ollendorff       (212)       685-5654
         (Name)                    (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If answer is no, identify report(s).
                                                         Yes   x      No
                                                            -------      -------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the subject report or portion thereof?

                                                         Yes          No   X
                                                            -------      -------

     ACORN HOLDING CORP. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 1998                By  Stephen A. Ollendorff
                                ---------------------------------
                                      Stephen A. Ollendorff
                                      Chief Executive Officer

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